SECURITIES AND EXCHANGE COMMISSION
                           Washington, D. C. 20549





                                 FORM 11-K



(Mark One)

[X] Annual report pursuant to section 15(d) of the Securities Exchange Act of 1934 [Fee Required] for the six months ended June 30, 1994.

[_] Transition report pursuant to section 15(d) of the Securities Exchange Act of 1934 [No Fee Required] for the transition period from _______________ to _____________.



Commission File Number  001-10783
- ---------------------------------



A. Full title of the plan and the address of the plan, if different from that of the issuer named below:


             FISHER-PRICE PROFIT SHARING AND RETIREMENT SAVINGS PLAN
                                636 GIRARD AVENUE
                           EAST AURORA, NEW YORK 14052



B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:


                               MATTEL, INC.
                        333 CONTINENTAL BOULEVARD
                    EL SEGUNDO, CALIFORNIA  90245-5012

[Coopers & Lybrand letterhead]


                 REPORT OF INDEPENDENT ACCOUNTANTS
                 ---------------------------------



To the Participants and Plan Administrator of the Fisher-Price Profit Sharing and Retirement Savings Plan


We have audited the accompanying statements of net assets available for plan benefits of the Fisher-Price Profit Sharing and Retirement Savings Plan as of June 30, 1994 and December 31, 1993, and the related statement of changes in net assets available for plan benefits for the six month period ended June 30, 1994. These financial statements are the responsibility of the Plan Administrator. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Fisher-Price Profit Sharing and Retirement Savings Plan as of June 30, 1994 and December 31, 1993, and the changes in its net assets available for plan benefits for the six month period ended June 30, 1994, in conformity with generally accepted accounting principles.

As discussed in Note 1 to the financial statements, effective June 30, 1994, the Plan was merged and all assets were transferred to the Fisher-Price, Inc. Matching Savings Plan.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes at June 30, 1994, and reportable transactions for the six month period then ended are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The Fund Information in the statements of net assets available for benefits and the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.



/s/ Coopers & Lybrand L.L.P.
- ----------------------------

Rochester, New York
December 6, 1994

                               FISHER-PRICE

                PROFIT SHARING AND RETIREMENT SAVINGS PLAN

           STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

                   JUNE 30, 1994 AND DECEMBER 31, 1993
                   -----------------------------------
                        (In thousands of dollars)

                                                          June 30,     December 31,
                                                            1994           1993
                                                        ------------   ------------
Employee loans receivable                               $          -   $      1,898
                                                        ------------   ------------
Investments held in Guaranteed Interest Rate Fund by:
  Metropolitan Life Insurance Company -
    9.51% interest                                                 -         18,313
  Fidelity Investments Managed Income Portfolio II                 -         17,613
                                                        ------------   ------------
      Total in guaranteed funds                                    -         35,926

Investment in Diversified Fund held in trust by
  Manufacturers and Traders Trust Company, at
    current value (cost of $29,082 in 1993)                        -         31,232

Investment in Quaker Stock Fund held in trust by
  Manufacturers and Traders Trust Company, at
    current value (cost of $573 in 1993)                           -            921

Investment in Mattel Stock Fund held in trust by
  Manufacturers and Traders Trust Company, at
    current value (cost of $5,363 in 1993)                         -         13,570
                                                        ------------   ------------
      Total investments                                            -         81,649
                                                        ------------   ------------
Net assets available for Plan benefits                  $          -   $     83,547
                                                        ============   ============

   The accompanying notes are an integral part of the financial statements.


                                     2


                                                   FISHER-PRICE

                                    PROFIT SHARING AND RETIREMENT SAVINGS PLAN

                          STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

                                   FOR THE SIX MONTH PERIOD ENDED JUNE 30, 1994
                                   --------------------------------------------
                                            (In thousands of dollars)




                                                  Guaranteed      Quaker
                                   Diversified     Interest       Stock        Mattel       Employee
                                       Fund       Rate Fund        Fund      Stock Fund       Loans         Total
                                   -----------   -----------   -----------   -----------   -----------   -----------
Net assets available for Plan
  benefits at beginning of period  $    31,232   $    35,926   $       921   $    13,570   $     1,898   $    83,547
                                   -----------   -----------   -----------   -----------   -----------   -----------
Additions:
  Investment income:
    Interest                               125           869            10            48             -         1,052
    Dividends                              266           444             6            34             -           750
  Realized gain:
    Proceeds                            37,286         1,904           847         1,932             -        41,969
    Costs                              (36,437)       (1,904)         (565)       (1,110)            -       (40,016)
                                   -----------   -----------   -----------   -----------   -----------   -----------
      Subtotal realized gain               849             -           282           822             -         1,953

  Unrealized gain (loss) on
    investments                         (1,720)            -          (348)        1,181             -          (887)
  Loan principal repayments                253           201             -            87          (541)            -
                                   -----------   -----------   -----------   -----------   -----------   -----------
                                          (227)        1,514           (50)        2,172          (541)        2,868
                                   -----------   -----------   -----------   -----------   -----------   -----------
Deductions:
  Cash payment from the Trust to
    participants resulting from:
      Hardship withdrawals                  10            33             -            14             -            57
      Termination of employment            217           214            11           116             -           558
      Retirement                           595         1,085             2           118             -         1,800
      Loan withdrawals                     185           175             4           233          (597)            -
                                  ------------   -----------   -----------   -----------    ----------   -----------
                                         1,007         1,507            17           481          (597)        2,415
                                  ------------   -----------   -----------   -----------    ----------   -----------

Transfers between funds                  1,571          (173)         (854)         (544)            -             -
                                  ------------   -----------   -----------   -----------    ----------   -----------

Transferred assets                     (31,569)      (35,760)            -       (14,717)       (1,954)      (84,000)
                                  ------------   -----------   -----------   -----------    ----------   -----------
Net assets available for Plan
  benefits at end of period       $          -   $         -   $         -   $         -    $        -   $         -
                                  ============   ===========   ===========   ===========    ==========   ===========


                          The accompanying notes are an integral part of the financial statements.


                        FISHER-PRICE, INC.

            PROFIT SHARING AND RETIREMENT SAVINGS PLAN

                   NOTES TO FINANCIAL STATEMENTS

                           JUNE 30, 1994





1 - DESCRIPTION OF THE PLAN
    -----------------------

    The following brief description of the Fisher-Price Profit Sharing and Retirement Savings Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

    The Plan is noncontributory and was funded entirely by Fisher-Price, Inc. ("Fisher-Price" or the "Company"). Effective November 30, 1993, Fisher-Price, Inc. merged with Mattel, Inc. and became a wholly-owned subsidiary of Mattel, Inc. As a result of the merger, each Fisher-Price, Inc. common share was exchanged for 1.275 shares of Mattel, Inc. common stock, and the Fisher-Price Stock Fund became the Mattel Stock Fund. There was no effect on Plan provisions as a result of this transaction.

    On June 30, 1994, the Plan was merged and all assets were transferred into the Fisher-Price, Inc. Matching Savings Plan. As a result of the merger, the Plan will no longer be required to file Form 5500 or an annual report on Form 11-K or any reports under the Securities Act of 1934, subsequent to this filing.

    Investment Programs
    -------------------

    a) "Diversified Fund", which shall be invested by the Trustee primarily in common stock or other types and kinds of stock or securities which are convertible into common stocks and other securities or property including bonds, notes and debentures, the income from which may be fixed or limited, or in separate accounts under a group annuity contract.

       A summary of the investments held in the Diversified Fund at June 30, 1994 and December 31, 1993 are as follows:

                                          June 30,     December 31,
                                            1994           1993
                                        ------------   ------------
      Common Stock                      $          -   $ 25,831,000
      Cash and Short-Term Investments              -      5,401,000
                                        ------------   ------------
                                        $          -   $ 31,232,000
                                        ============   ============

       Included in common stock at December 31, 1993 are 16,800 shares of Mattel, Inc. common stock with a market value of approximately $464,000.

    b) "Guaranteed Interest Rate Fund", which shall be invested by the Trustee in investment contracts issued by insurance companies and other financial institutions providing a guaranteed rate of return.

    c) "Quaker Stock Fund", which shall be invested by the Trustee in the common stock of The Quaker Oats Company.

    d) "Mattel Stock Fund", which shall be invested by the Trustee in the common stock of Mattel, Inc.

    Each participant's account is adjusted monthly based upon a valuation by the Trustee of the investment funds. Participants may receive payment of their account in the following circumstances:

    Hardship Withdrawals
    --------------------

    Upon the application of any participant, the Company, at its discretion, may permit the participant to withdraw all of the value in his or her account less earnings (interest, dividends, gains, etc.) after January 1, 1989, or a portion thereof for the purpose of:

    a) Alleviating extraordinary financial hardship arising from the sickness or disability of the participant or his or her spouse, children, or other dependents; or

    b) Purchasing real property which is to serve as the principal residence of the participant; or

    c) Financing the cost of education beyond the secondary school level for the participant or a family member; or

    d) Avoiding eviction/foreclosure on property which is the principal residence of the participant.

    Termination of Employment
    -------------------------

    In the event of resignation or discharge prior to normal retirement date, a participant has a nonforfeitable right to the value of his or her account. The Plan shall determine the form, time and manner of payment.

    Retirement
    ----------

    Normal retirement is at age 65. Participants may remain in the Plan beyond age 65 upon the joint consent of the Plan and the participant. The Plan shall determine the form, time and manner of payment of benefits, which may be either a lump sum or in periodic payments from the trust assets.

    Disability
    ----------

    In the event of permanent disability prior to the normal retirement date, the participant will be eligible for normal retirement benefit payments.

    Plan Termination
    ----------------

    In the event of termination of the Plan, all participants shall have a fully vested and nonforfeitable right to the amount credited to their accounts at the date of such termination.

    Loans
    -----

    Participants of the Plan may borrow against their investment fund account balances. In general, the maximum amount of individual borrowings is 50% of the total value of the account, but not more than $50,000. Loans are repaid in installments over a period of one to four years, but not beyond early or normal retirement. Interest paid to the Plan on loans to participants is credited to the borrower's account in the investment fund to which repayments are allocated.


2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
    ------------------------------------------

    Basis of Accounting
    -------------------

    The financial statements are prepared using the accrual basis of accounting, except that security transactions are recorded on a settlement date basis by the Trustee and earnings from interest and dividends on certain investments are recorded when received. The effect of these departures from the accrual basis of accounting was not significant.

    Investments
    -----------

    Investments are reflected at current market value measured by quoted market prices in an active market or as determined in good faith by the Trustee. Investments held by Metropolitan Life Insurance Company and Fidelity Investment Managed Income Portfolio II are recorded at contract value. Contract value is equal to total contributions to the fund, plus interest earned, less benefit payments, withdrawals and fees. Net realized gain or loss on the disposition of investments and investment income are determined by the Trustee. The unrealized appreciation and depreciation of investments is determined from information provided by the Trustee. Net unrealized appreciation at December 31, 1993 was approximately $10,705,000.


3 - TRUSTEE SERVICES RENDERED TO THE PLAN
    -------------------------------------

    Under  the  Trust  Agreement, Manufacturers and  Traders  Trust
    Company  was   appointed  Trustee  of  the  Plan  assets.   All
    trustee fees and administrative costs are paid by the Company.


4 - FEDERAL INCOME TAXES
    --------------------

    The Plan has received a determination letter from the Internal Revenue Service (IRS), stating that the Plan, as restated and amended through May 1991, constituted a qualified plan under
    Section 401(a) of the Internal Revenue Code and the trust is exempt from income taxes under Section 501(a).

    As long as the Plan is qualified, a participating employee (or their designated beneficiary or legal representative) will not be subject to federal income taxes on dividends, interest or profits from the sale of securities received by the Trustee until cash benefits are distributed to the participant.


                                  FISHER-PRICE

                   PROFIT SHARING AND RETIREMENT SAVINGS PLAN

         ITEM 27(a) - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                                JUNE 30, 1994


Par Value/                                                               Market
  Shares                   Description                    Cost           Value
- ----------    --------------------------------------   -----------    -----------


       There were no assets held for investment purposes at June 30, 1994.






 *  Refers to item number in Form 5500 (Annual Return/Report of
    Employee Benefit Plan) for the six month period ended June 30, 1994, which material is incorporated therein by reference.

                                   FISHER-PRICE

                    PROFIT SHARING AND RETIREMENT SAVINGS PLAN

                 ITEM 27(d) - SCHEDULE OF REPORTABLE TRANSACTIONS

                                  JUNE 30, 1994





                            Purchase        Selling         Cost of       Net Gain
                              Price          Price           Asset        or Loss
                          ------------    ------------   ------------   ------------

Vision Group of Funds
  Treasury Money Market
  Fund                    $ 17,399,794                   $ 17,399,794   $          -

Vision Group of Funds
  Treasury Money Market
  Fund                                    $ 13,631,520     13,631,520              -




 *  Refers to item number in Form 5500 (Annual Return/Report of
    Employee Benefit Plan) for the six month period ended June 30, 1994, which material is incorporated therein by reference.

                        POWER OF ATTORNEY
                        -----------------


          We, the undersigned directors of Fisher-Price, Inc., the Plan Administrator for the Fisher-Price Profit Sharing and Retirement Savings Plan, do hereby severally constitute and appoint John L. Vogelstein, N. Ned Mansour, Robert Normile and Leland P. Smith, and each of them, our true and lawful attorneys and agents, to do any and all acts and things in our name and behalf in our capacities as directors and officers and to execute any and all instruments for us and in our names in the capacities indicated below, which said attorneys and agents, or any of them, may deem necessary or advisable to enable said Plan to comply with the Securities Exchange Act of 1934, as amended, and any rules, regulations and requirements of the Securities and Exchange Commission, in connection with this Annual Report on Form 11-K, including specifically, but without limitation, power and authority to sign for us or any of us, in our names in the capacities indicated below, any and all amendments hereto; and we do each hereby ratify and confirm all that said attorneys and agents or any one of them, shall do or cause to be done by virtue hereof.

          Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



                               Fisher-Price Profit Sharing and
                               -------------------------------
                                Retirement Savings Plan
                                -----------------------
                                     (Name of Plan)


                               Fisher-Price, Inc., Plan
                                Administrator


                               /s/ John W. Amerman
                               -------------------------------
                               John W. Amerman, Director


                               /s/ James A. Eskridge
Date: December 21, 1994        -------------------------------
      -----------------        James A. Eskridge, Director